MARTIN SNOW, LLP

ATTORNEYS AT LAW

240 THIRD STREET

POST OFFICE BOX 1606

MACON, GEORGIA 31202-1606

TELEPHONE 478/749-1700

TELECOPIER 478/743-4204

WRITER’S DIRECT DIAL : 478/749-1709

E-MAIL: mnwhite@martinsnow.com

WENDELL L. BOWDEN

EDWARD J. HARRELL

JOHN C. EDWARDS

J. KENNETH WALKER

ROBERT R. GUNN, II

JOHN T. McGOLDRICK, JR.

CUBBEDGE SNOW, III

WILLIAM H. LARSEN

EDWARD L. LONG, JR.

JOHN C. DANIEL, III

T. BARON GIBSON, II

CRAWFORD B. EDWARDS, JR.

MICHAEL M. SMITH

LISA M. EDWARDS

BLAIR K. CLEVELAND

THOMAS PETER ALLEN III

AMBER K. DUFF

MICHAEL N. WHITE

H. DAVID BULLARD

RICHARD A. EPPS, JR.

ROSS S. SCHELL

JENNY MARTIN STANSFIELD

MARTY K. SENN

STUART E. WALKER

        OF COUNSEL

JEFFREY M. RUTLEDGE

        EMERITUS

T. BALDWIN MARTIN, JR.

CUBBEDGE SNOW, JR.

REMER C. DANIEL

December 5, 2008

Ms. Jessica Livingston, Staff Attorney

U.S. Securities & Exchange Commission

Washington, DC 20549

RE:	Henry County Bancshares, Inc. Schedule 14A Filed November 5, 2008 File No. 000-49789

Dear Ms. Livingston:

In response to your additional comments in our phone conversation of December 4, 2008, please see the following numbered responses containing the requested information and disclosure revisions for the Schedule 14A:

1.     Attached hereto is the proposed amended Pro Forma Balance Sheet indicating the components of the total shareholders equity.

2.     Attached hereto is the proposed additional language to be inserted into Footnote 3 of each of the Pro Forma income statements indicating the accounting method language requested.

3.     Attached hereto are the Excel spreadsheets detailing the calculations used in determining the discounted fair value of the preferred warrants.

If you have any further questions or require any additional information or documentation, please contact me at 478-749-1709.

Yours very truly,

/s/ Michael N. White

MICHAEL N. WHITE

Attorney for Henry County Bancshares, Inc.

MNW:ps

Enclosures

cc:	Mr. David H. Gill Mr. Tom Redding

HENRY COUNTY BANCSHARES, INC.

Pro Forma Consolidated Balance Sheet Data and Capital Ratios

(In thousands)

	September 30, 2008
	Historical	As Adjusted Minimum (1)	As Adjusted Maximum (2)
	(unaudited)
Balance Sheet:
Total liabilities (3)	$611,610	$605,810	$594,110
Total shareholders’ equity:
Preferred Stock	—	$5,800	$17,500
Common stock	$35,972	$35,972	$35,972
Warrants	—	$334	$1,009
Discount on preferred (4) (5)	—	$(334)	$(1,009)
Capital Surplus	$740	$740	$740
Retained earnings	$36,551	$36,551	$36,551
Accumulated comprehensive income	$50	$50	$50
Treasury stock, at cost	$(2,319)	$(2,319)	$(2,319)

Total shareholders’ equity	$70,994	$76,794	$88,494
Capital Ratios
Total risk-based capital to risk-weighted assets ratio	13.40%	14.39%	16.39%
Tier 1 capital ratio	12.13%	13.12%	15.12%
Leverage ratio	10.46%	11.32%	13.04%
Equity to assets ratio	10.40%	11.25%	12.96%
Tangible equity to tangible assets ratio	10.40%	11.25%	12.96%

(1)	Pro forma impact assuming minimum estimated proceeds from the issuance of preferred stock ($5.8 million)

(2)	Pro forma impact assuming maximum estimated proceeds from the issuance of preferred stock ($17.5 million)

(3)	Assumes that proceeds are initially used to reduce short-term borrowings (consisting primarily of brokered deposits).

(4)	The carrying values of the preferred stock and warrants are based on their estimated relative fair values at issue date.

(5)	The discount on the preferred stock is amortized over a five year period via the straight line method.

Henry County Bancshares, Inc.

Pro Forma Condensed Consolidated Statements of Income

Pro Forma Impact of Maximum Estimated Proceeds ($17.5 million)/Warrants (for 875 Shares)

(In thousands except per share data)

	Historical 12 Months Ended 12/31/07	Adjustments		Pro forma 12 Months Ended 12/31/07
	(Unaudited)
Net interest income	$25,270	$550	(1)	$25,820
Provision for losses on loan	2,959	—		2,959

Net interest income after provision for losses on loans	22,311	550		22,861
Non-interest income	3,025	—		3,025
Non-interest expense	11,792	—		11,792

Income from continuing operations before income taxes	13,544	550		14,094
Income tax expense	4,835	192	(2)	5,027

Income from continuing operations	8,709	358		9,067
Less: Preferred dividends	—	1,129	(3)	1,129

Income from continuing operations available to common stockholders	$8,709	$(771)		$7,938
Basic earnings per share available to common stockholders
Income from continuing operations	$.61	(.05)		$.56
Diluted earnings per share available to common Stockholders
Income from continuing operations	$.61	(.05)		$.56
Weighted average share outstanding
Basic	14,277			14,277
Diluted	14,277			14,277

(1)

Assumes that the maximum estimated Capital Purchase Program proceeds are used to reduce short-term borrowings (consisting primarily of brokered deposits). The actual impact to net interest income would be different as Henry County Bancshares expects to utilize a portion of the proceeds to fund loan growth and acquisitions. However, such impact cannot be estimated at this time as the impact would vary based on the timing of when the loans are funded, the actual pricing of any such loans and timing of any acquisitions.

(2)	Additional income tax expense is attributable to additional net interest income as described in Note 1.

(3)

Consists of dividends on preferred stock at a 5% annual rate as well as dividends on preferred warrants at a 9% annual rate plus the intrinsic costs of issuing preferred warrants amortized over five years. The costs associated with the issuing preferred stock and warrants are reflected in a net discount. The net discount is determined based on the value that is allocated to the preferred stock upon issuance. The net discount is accreted back to par value on a straight line basis over a five year term, which is the expected life of the preferred stock upon issuance. The estimated accretion is based on a number of assumptions which are subject to change. These assumptions include the discount (market rate at issuance) rate on the preferred stock and assumptions underlying the value of the warrants. The estimated proceeds are allocated based on the relative fair value of the warrants as compared to the fair value of the preferred stock. The fair value of the preferred stock and warrants are determined based on assumptions regarding the discount rate (market rate) on the preferred stock and warrants (currently estimated at 12%), using a discounted cash flow computation. The lower the discount rate, the less negative impact on net income and earnings per share available to common shareholders.

Henry County Bancshares, Inc.

Pro Forma Condensed Consolidated Statements of Income

Pro Forma Impact of Minimum Estimated Proceeds ($5.8 million)/Warrants (for 290 Shares)

(In thousands, except per share data)

	Historical 12 Months Ended 12/31/07	Adjustments		Pro forma 12 Months Ended 12/31/07
	(Unaudited)
Net interest income	$25,270	$182	(1)	$25,452
Provision for losses on loan	2,959	—		2,959

Net interest income after provision for losses on loans	22,311	182		22,493
Non-interest income	3,025	—		3,025
Non-interest expense	11,792	—		11,792

Income from continuing operations before income taxes	13,544	182		13,726
Income tax expense	4,835	64	(2)	4,899

Income from continuing operations	8,709	118		8,827
Less: Preferred dividends	—	374	(3)	374

Income from continuing operations available to common stockholders	$8,709	$(256)		$8,453
Basic earnings per share available to common stockholders
Income from continuing operations	$.61	(.02)		$.59
Diluted earnings per share available to common Stockholders
Income from continuing operations	$.61	(.02)		$.59
Weighted average share outstanding
Basic	14,277			14,277
Diluted	14,277			14,277

(1)

Assumes that the minimum estimated Capital Purchase Program proceeds are used to reduce short-term borrowings (consisting primarily of brokered deposits). The actual impact to net interest income would be different as Henry County Bancshares expects to utilize a portion of the proceeds to fund loan growth and acquisitions. However, such impact cannot be estimated at this time as the impact would vary based on the timing of when the loans are funded, the actual pricing of any such loans and timing of any acquisitions.

(2)	Additional income tax expense is attributable to additional net interest income as described in Note 1.

(3)

Consists of dividends on preferred stock at a 5% annual rate as well as dividends on preferred warrants at a 9% annual rate plus the intrinsic costs of issuing preferred warrants amortized over five years. The costs associated with the issuing preferred stock and warrants are reflected in a net discount. The net discount is determined based on the value that is allocated to the preferred stock upon issuance. The net discount is accreted back to par value on a straight line basis over a five year term, which is the expected life of the preferred stock upon issuance. The estimated accretion is based on a number of assumptions which are subject to change. These assumptions include the discount (market rate at issuance) rate on the preferred stock and assumptions underlying the value of the warrants. The estimated proceeds are allocated based on the relative fair value of the warrants as compared to the fair value of the preferred stock. The fair value of the preferred stock and warrants are determined based on assumptions regarding the discount rate (market rate) on the preferred stock and warrants (currently estimated at 12%), using a discounted cash flow computation. The lower the discount rate, the less negative impact on net income and earnings per share available to common shareholders.

Henry County Bancshares, Inc.

Pro Forma Condensed Consolidated Statements of Income

Pro Forma Impact of Maximum Estimated Proceeds ($17.5 million)/Warrants (for 875 Shares)

(In thousands, except per share data)

	Historical 9 Months Ended 9/30/08	Adjustments		Pro forma 9 Months Ended 9/30/08
	(Unaudited)
Net interest income	$12,945	$472	(1)	$13,417
Provision for losses on loan	8,286	—		8,286

Net interest income after provision for losses on loans	4,659	472		5,131
Non-interest income	2,147	—		2,147
Non-interest expense	10,445	—		10,445

Income (loss) from continuing operations before income taxes	(3,639)	472		(3,167)
Income tax expense (benefit)	(1,682)	165	(2)	(1,517)

Income (loss) from continuing operations	(1,957)	307		(1,650)
Less: Preferred dividends	—	847	(3)	847

Income (loss) from continuing operations available to common stockholders	$(1,957)	$(540)		$(2,497)
Basic earnings (loss) per share available to common stockholders
Income (loss) from continuing operations	$(.14)	(.04)		$(.18)
Diluted earnings per share available to common Stockholders
Income (loss) from continuing operations	$(.14)	(.04)		$(.18)
Weighted average share outstanding
Basic	14,246			14,246
Diluted	14,246			14,246

(1)

Assumes that the maximum estimated Capital Purchase Program proceeds are used to reduce short-term borrowings (consisting primarily of brokered deposits). The actual impact to net interest income would be different as Henry County Bancshares expects to utilize a portion of the proceeds to fund loan growth and acquisitions. However, such impact cannot be estimated at this time as the impact would vary based on the timing of when the loans are funded, the actual pricing of any such loans and timing of any acquisitions.

(2)	Additional income tax expense is attributable to additional net interest income as described in Note 1.

(3)

Consists of dividends on preferred stock at a 5% annual rate as well as dividends on preferred warrants at a 9% annual rate plus the intrinsic costs of issuing preferred warrants amortized over five years. The costs associated with the issuing preferred stock and warrants are reflected in a net discount. The net discount is determined based on the value that is allocated to the preferred stock upon issuance. The net discount is accreted back to par value on a straight line basis over a five year term, which is the expected life of the preferred stock upon issuance. The estimated accretion is based on a number of assumptions which are subject to change. These assumptions include the discount (market rate at issuance) rate on the preferred stock and assumptions underlying the value of the warrants. The estimated proceeds are allocated based on the relative fair value of the warrants as compared to the fair value of the preferred stock. The fair value of the preferred stock and warrants are determined based on assumptions regarding the discount rate (market rate) on the preferred stock and warrants (currently estimated at 12%), using a discounted cash flow computation. The lower the discount rate, the less negative impact on net income and earnings per share available to common shareholders.

Henry County Bancshares, Inc.

Pro Forma Condensed Consolidated Statements of Income

Pro Forma Impact of Minimum Estimated Proceeds ($5.8 million)/Warrants (for 290 Shares)

(In thousands, except per share data)

	Historical 9 Months Ended 9/30/08	Adjustments		Pro forma 9 Months Ended 9/30/08
	(Unaudited)
Net interest income	$12,945	$157	(1)	$13,102
Provision for losses on loan	8,286	—		8,286

Net interest income after provision for losses on loans	4,659	157		4,816
Non-interest income	2,147	—		2,147
Non-interest expense	10,445	—		10,445

Income (loss) from continuing operations before income taxes	(3,639)	157		(3,482)
Income tax expense (benefit)	(1,682)	55	(2)	(1,627)

Income (loss) from continuing operations	(1,957)	102		(1,855)
Less: Preferred dividends	—	281	(3)	281

Income (loss) from continuing operations available to common stockholders	$(1,957)	$(179)		$(2,136)
Basic earnings (loss) per share available to common stockholders
Income (loss) from continuing operations	$(.14)	(.01)		$(.15)
Diluted earnings per share available to common Stockholders
Income (loss) from continuing operations	$(.14)	(.01)		$(.15)
Weighted average share outstanding
Basic	14,246			14,246
Diluted	14,246			14,246

(1)

Assumes that the minimum estimated Capital Purchase Program proceeds are used to reduce short-term borrowings (consisting primarily of brokered deposits). The actual impact to net interest income would be different as Henry County Bancshares expects to utilize a portion of the proceeds to fund loan growth and acquisitions. However, such impact cannot be estimated at this time as the impact would vary based on the timing of when the loans are funded, the actual pricing of any such loans and timing of any acquisitions.

(2)	Additional income tax expense is attributable to additional net interest income as described in Note 1.

(3)

Consists of dividends on preferred stock at a 5% annual rate as well as dividends on preferred warrants at a 9% annual rate plus the intrinsic costs of issuing preferred warrants amortized over five years. The costs associated with the issuing preferred stock and warrants are reflected in a net discount. The net discount is determined based on the value that is allocated to the preferred stock upon issuance. The net discount is accreted back to par value on a straight line basis over a five year term, which is the expected life of the preferred stock upon issuance. The estimated accretion is based on a number of assumptions which are subject to change. These assumptions include the discount (market rate at issuance) rate on the preferred stock and assumptions underlying the value of the warrants. The estimated proceeds are allocated based on the relative fair value of the warrants as compared to the fair value of the preferred stock. The fair value of the preferred stock and warrants are determined based on assumptions regarding the discount rate (market rate) on the preferred stock and warrants (currently estimated at 12%), using a discounted cash flow computation. The lower the discount rate, the less negative impact on net income and earnings per share available to common shareholders.

Determination of Fair Value of Preferred and Warrant Preferred

Preferred Valuation			Warrant Preferred
Preferred Stock from TARP (1%)	$5,800,000		Warrant Preferred	$290,000
Term	call assumed in 10 yr			call assumed in 10 yr
Dividend rate	5.00%		Dividend rate	9%
	9.00%
Assumed market discount rate	12.00%		Assumed market discount rate	12.00%

Present value (rounded)	67.00%		Present value (rounded)	82.00%

Fair value of Preferred	$3,886,000	94.23%
Fair value of Warrant Preferred	$237,800	5.77%

	$4,123,800	100.00%

Proceeds from Treasury	$5,800,000

Allocation of proceeds
Preferred Stock	$5,465,541	94.23%
Warrant Preferred Stock	$334,459	5.77%

	$5,800,000	100.00%

	Day 1	At end of yr 5	Total to Accrete (amortize)
Preferred Stock	$5,465,541	$5,800,000	$334,459
Additional paid in capital (warrants)	$334,459	$290,000	$(44,459)

	$5,800,000	$6,090,000	$290,000

Reduction in Income Available for Common Shareholders

Through Year Five	Annually

Dividend on Preferred—first 5 years	$290,000
Dividend on Warrant Preferred	$26,100
Preferred stock accretion	$66,892
Warrant preferred amortization	$(8,892)

Total reduction in Income available for common shareholders	$374,100
Divided by initial capital invest.	6.45%

Determination of Fair Value of Preferred and Warrant Preferred

Preferred Valuation			Warrant Preferred
Preferred Stock from TARP (3%)	$17,500,000		Warrant Preferred	$875,000
Term	call assumed in 10 yr			call assumed in 10 yr
Dividend rate	5.00%		Dividend rate	9%
	9.00%
Assumed market discount rate	12.00%		Assumed market discount rate	12.00%

Present value (rounded)	67.00%		Present value (rounded)	82.00%

Fair value of Preferred	$11,725,000	94.23%
Fair value of Warrant Preferred	$717,500	5.77%

	$12,442,500	100.00%

Proceeds from Treasury	$17,500,000

Allocation of proceeds
Preferred Stock	$16,490,858	94.23%
Warrant Preferred Stock	$1,009,142	5.77%

	$17,500,000	100.00%

	Day 1	At end of yr 5	Total to Accrete (amortize)
Preferred Stock	$16,490,858	$17,500,000	$1,009,142
Additional paid in capital (warrants)	$1,009,142	$875,000	$(134,142)

	$17,500,000	$18,375,000	$875,000

Reduction in Income Available for Common Shareholders

Through Year Five	Annually

Dividend on Preferred—first 5 years	$875,000
Dividend on Warrant Preferred	$78,750
Preferred stock accretion	$201,828
Warrant preferred amortization	$(26,828)

Total reduction in Income available for common shareholders	$1,128,750
Divided by initial capital invest.	6.45%

Footnote 3 for Proformas:

Consists of dividends on preferred stock at a 5% annual rate as well as dividends on preferred warrants at a 9% annual rate plus the intrinsic costs of issuing preferred warrants amortized over five years. The costs associated with the issuing preferred stock and warrants are reflected in a net discount. The net discount is determined based on the value that is allocated to the preferred stock upon issuance. The net discount is accreted back to par value on a straight line basis over a five year term, which is the expected life of the preferred stock upon issuance. The estimated accretion is based on a number of assumptions which are subject to change. These assumptions include the discount (market rate at issuance) rate on the preferred stock and assumptions underlying the value of the warrants. The estimated proceeds are allocated based on the relative fair value of the warrants as compared to the fair value of the preferred stock. The fair value of the preferred stock and warrants are determined based on assumptions regarding the discount rate (market rate) on the preferred stock and warrants (currently estimated at 12%), using a discounted cash flow computation. The lower the discount rate, the less negative impact on net income and earnings per share available to common shareholders